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Yale                      YALE INTERNATIONAL, INC.

 ONE MORROCROFT CENTRE, 6805 MORRISON BLVD., STE. 450, CHARLOTTE, NC 28211
                    (704) 367-4220  FAX: (704) 367-0076



                                                                  August 1, 1996

Dear Shareholders:

     On July 19, 1996, American Enterprises, L.L.C. ("American Enterprises") and its wholly owned subsidiary, American Enterprises Acquisition Corp. ("American Enterprises Acquisition") announced a tender offer (the "Offer") for: (i) all of the outstanding common stock (together with the associated rights) of Yale International, Inc. (the "Company" or "Yale") at a price of $16.50 per share in cash and (ii) all outstanding warrants to purchase shares of common stock issued by the Company (the "Warrants") at a price equal to the difference between the offer price for the shares of common stock and the respective exercise prices for each of the Warrants (to the extent such Warrants are then exercisable in accordance with their terms).

     YOUR BOARD OF DIRECTORS HAS DETERMINED, BY UNANIMOUS VOTE OF THE DIRECTORS PRESENT, THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR SHARES TO AMERICAN ENTERPRISES.

     In reaching the determination that the Offer is inadequate and not in the best interests of Yale or its shareholders, your Board gave careful consideration to the Company's business, financial condition, results of operations and future prospects, especially as such factors would affect the Company's ability to enhance shareholder value, the terms of the Offer, the opinion of the Company's financial advisor, Salomon Brothers Inc, that the Offer is inadequate from a financial point of view, the Board's belief that the $16.50 per share cash price pursuant to the Offer does not reflect the current value of the Company and the other factors described in the attached Schedule 14D-9. We urge you to read carefully the attached document in its entirety, including the opinion of Salomon Brothers Inc included as Annex A thereto, so that you will be fully informed as to the Board's recommendation.

     Your Board of Directors continues to be committed to the enhancement of shareholder value. In this regard, the Board has authorized management and the Company's financial advisor to explore all strategic alternatives and to report back to the Board at an early date.

     If you have questions or need additional materials, please call Georgeson & Company, Inc., which is assisting us in this process, toll-free at (800) 223-2064.

     We thank you for your continued support.

                                         (Signature of Gary L. Tessitore
                                         appears here)

                                         Gary L. Tessitore
                                         President and Chief Executive Officer